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FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Aratana Therapeutics, Inc.

1901 Olathe Boulevard

Kansas City, Kansas 66103

Attn: Steven St. Peter, M.D., President

          and Chief Executive Officer

	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
June 13, 2013	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR AND EMAIL	Houston	Silicon Valley
Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan
File No. 052628-0002

Re:	Aratana Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-187372

Rule 83 Confidential Treatment Request by Aratana Therapeutics, Inc.

Dear Mr. Riedler:

This letter is provided on behalf of Aratana Therapeutics, Inc. (the “Company”) in connection with the Company’s Registration Statement on Form S-1 (Registration No. 333-187372) (the “Registration Statement”). This letter provides a supplemental response to comment 3 contained in the Staff’s initial letter to the Company dated April 16, 2013 regarding the Registration Statement. For convenience of reference, the text of the comment has been reproduced in bold and italics below. The Company’s supplement response follows the comment.

General

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s comment, we supplementally provide to the Staff a copy of the email attached hereto as Exhibit A (the “Email”) that was used by one of the underwriters (the “Underwriter”) on May 30, 2013 to communicate with six potential investors in reliance on Section 5(d) of the Securities Act. Each of the six potential investors has executed an Institutional Suitability Certificate pursuant to FINRA Rule 2111, acknowledging it is an “Institutional Account” as defined in FINRA Rule 4512(c). The Company was first made aware of this communication on June 12, 2013.

June 13, 2013

Pursuant to Section 5(d) of the Securities Act, an emerging growth company, or any person authorized to act on its behalf, may engage in oral or written communications with potential investors that are “qualified institutional buyers” (as defined in Rule 144A of the Securities Act) or institutions that are “accredited investors” (as defined in Regulation D of the Securities Act) to determine whether such investors have any interest in a contemplated securities offering, either prior to or following the date of filing of a registration statement with respect to such securities. These communications are not required to be filed with the Commission. The Company asserts that the Email sent by the Underwriter constituted written “test the waters” communications.

The Company’s assertion that the Email constituted written “test the waters” communication is based on (i) its status as an emerging growth company as defined in the JOBS Act, (ii) the fact that the Email was sent by the Underwriter to six potential investors with whom it had a preexisting relationship and (iii) its belief, based on confirmation from the Underwriter, that each of the potential investors that received the Email is an institution that is an “accredited investor”.

The purpose of the “test the waters” provision of the JOBS Act is to enable emerging growth companies to communicate with institutional investors to determine their interest in participating in an offering by that company. Conversely, emerging growth companies may not engage in “test the waters” communications with investors that do not meet the required criteria. The Company asserts that it and the Underwriter have complied with the provision. The Underwriter was relying on the provision to communicate with these institutional investors regarding the offering, and the information set forth in the Email was consistent with the information contained in the Company’s preliminary prospectus dated May 23, 2013.

Other than the Email, and the other information previously provided to the Staff, no other written communications have been presented by the Company or, to its knowledge, anyone acting on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Steven St. Peter, M.D., President and Chief Executive Officer, Aratana Therapeutics, Inc., 1901 Olathe Boulevard, Kansas City, Kansas 66103, telephone (913) 951-2132, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

If you have any questions or comments, please do not hesitate to contact me at 714-755-8181 or my partner, Peter Handrinos, at 617-948-6060 with any questions or further comments you may have regarding the enclosed information.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Steven St. Peter, M.D., Aratana Therapeutics, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Confidential Treatment Requested by Aratana Therapeutics, Inc.

Exhibit A

Email

Aratana Therapeutics(PETX) IPO 4.25MM Shares ($235MM Market Cap at the mid point)

Date: May 30, 2013, 4:33:58 pm CDT

Size: 16.1 KB

From: [***]

To: [***]

Env Rcpts: [***],[***],

[***],[***],

[***],[***],

[***],[***],

[***],[***]

ZL Id: EBWQUYKVE0TP2XTFUKZIBIFR4DCQPIUOB

Type: Exchange ExchangeJournal

Aratana Therapeutics

Ticker / Exchange: PETX / Nasdaq

Deal Size: 4,250,000 Shares (100% Primary)

Overallotment: 15% (100% Primary)

Pricing Date: Wednesday, June 12th

IPO Range: $11.00 - $13.00

Analysts: [***] and [***]

Bookrunners: Stifel, Lazard

Co-Managers: William Blair, JMP Securities, Craig-Hallum

6/4 – Baltimore/NYC

6/5 – Mid-Atlantic

6/6 – NYC w/12:30pm Group Lunch @ 21 Club

6/7 – Boston w/12:30pm Group Lunch @ The Langham Hotel

6/10 – San Fran

6/12 – Swing Day & Price post close

Innovative Player In Emerging Market for Pet Therapeutics

•	Therapeutic applications for veterinary spending accounted for only $1.6 billion of the estimated $53 billion spent on companion animals in the United States in 2012

•	As veterinary market transitions to more medical intervention, we expect use of diagnostics and therapeutics will increase as animals live longer

Vet Market Is Attractive

•	Spending on veterinary care continues to demonstrate recession resistance

•	As health care reform rhetoric increases, the vet market offers a safe haven from potential government reimbursement cuts

Low Regulatory Risk Exposure

•

Clinical trials for pet therapeutics are less expensive (<$10 million in total development costs vs. hundreds of millions for human drugs), faster (~5 years compared to 10+), and have a higher likelihood of success

•	Presence of generics has relatively little impact on branded drug sales, allowing for a longer brand life cycle

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aratana Therapeutics, Inc. with respect to the omitted portions.

Highly Scalable Model

•	Cost of sales rep build out expensive initially, but becomes increasingly profitable with each new product introduction

•	Dearth of existing products make Aratana an ideal partner for national distributors who have a combined salesforce of 1,000+

Excellent Management Team

•	Strong C-level and mid-level management

•	Combination of drug development, discovery, and commercialization expertise unmatched in the industry

This is NOT a product of the Research Department of [***] but has been prepared by personnel in the Sales/Trading Departments of [***]. Since it is not the product of the Research Department, it is not, and is not intended to be, a research report, and the information contained herein may differ from published research reports. Please see [***] for a complete list of research publications. This message may contain confidential or privileged information. If you are not the intended recipient, please advise us immediately and delete this message.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Aratana Therapeutics, Inc. with respect to the omitted portions.